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FORM 10-C

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT BY ISSUER OF SECURITIES QUOTED ON THE NASDAQ STOCK MARKET, FILED PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13A-17 OR 15D-17 THEREUNDER

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:      MEDAREX, INC.
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: 1545 Route 22 East, Annandale, NJ 088401
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ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE) (908) 713-6001
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I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1. Title of security Common Stock, par value $.01 per share
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2.    Number of shares outstanding before the change 17,594,992
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3.    Number of shares outstanding after the change 18,621,437
                                                    ----------------------------

4.    Effective date of change February 28, 1997
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5. Method of change Issuance of 1,026,445 additional shares
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Specify method (such as merger, acquisition, exchange, distribution, stock
split, reverse split, acquisition of stock for treasury, etc.)   Merger
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Give brief description of transaction   See Exhibit A
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II. CHANGE IN NAME OF ISSUER

1. Name prior to change_________________________________________________________

2. Name after change____________________________________________________________

3. Effective date of charter amendment changing name____________________________

4. Date of shareholder approval of change, if required__________________________

Date: March 3, 1997                              /s/ Donald L. Drakeman
      ---------------------------------------    _______________________________
                                                 Donald L. Drakeman - President
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EXHIBIT A


     1,026,445 shares of the Common Stock, par value $.01 per share of Medarex, Inc. were issued to stockholders of Houston Biotechnology Incorporated ("HBI") in connection with the merger of Medarex Acquisition Corp., a wholly owned subsidiary of Medarex, Inc., with and into HBI (the "Merger"). The effective date of the Merger was February 28, 1997.